# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IRONWOOD PHARMACEUTICALS INC, CIK 0001446847
CUSIP: 46333X108
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 100 Summer Street, Suite 2300, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 03/17/2026
Amends the filing with accession number 0000899140-19-000402
Filed by CIK 0001577524
Persons authorized to receive notices and communications: Patrice Bonfiglio, Sarissa Capaital Management LP, 500 West Putnam Ave, Suite 400, Greenwich, Connecticut (CT), 06830, (203) 302-2330

## Reporting persons
- Sarissa Capital Management LP (CIK 0001577524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,188,635; sole dispositive power 0; shared dispositive power 9,188,635; aggregate amount beneficially owned 9,188,635 (5.6% of the class)
  Comment: Calculations of the percentage set forth in Row 13 are based upon the 163,058,316 Shares stated to be outstanding as of January 31, 2026 by the Issuer in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 26, 2026.
- Alexander J. Denner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 256,309; shared voting power 9,188,635; sole dispositive power 256,309; shared dispositive power 9,188,635; aggregate amount beneficially owned 9,444,944 (5.8% of the class)
  Comment: The amount set forth in each of Rows 7 and 9 represents shares acquired by Dr. Denner in his capacity as a director of the Issuer. Calculations of the percentage set forth in Row 13 are based upon the 163,058,316 Shares stated to be outstanding as of January 31, 2026 by the Issuer in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 26, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: IRONWOOD PHARMACEUTICALS INC
Address of issuer's principal executive offices: 100 Summer Street, Suite 2300, Boston, Massachusetts (MA), 02110
Comment: This statement constitutes Amendment No. 4 to the Schedule 13D (this "Amendment No. 4") relating to the Class A Common Stock, par value $0.001 (the "Shares"), issued by Ironwood Pharmaceuticals, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 16, 2019, as amended by Amendment No. 1 filed with the SEC on February 26, 2020, Amendment No. 2 filed with the SEC on November 11, 2020, and Amendment No. 3 filed with the SEC on March 1, 2021 (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Residence or business address: Item 2(b) of the Initial Schedule 13D is hereby amended to include the following: The principal business address of each Reporting Person is c/o Sarissa Capital Management LP, 500 West Putnam Ave, Suite 400, Greenwich, CT 06830.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a) and (b) of the Initial Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) Sarissa Capital Management LP ("Sarissa Capital") may be deemed to beneficially own, in the aggregate, 9,188,635 Shares representing approximately 5.6% of the Issuer's outstanding Shares (based upon the 163,058,316 Shares stated to be outstanding as of January 31, 2026 by the Issuer in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 26, 2026). Dr. Denner may be deemed to beneficially own, in the aggregate, 9,444,944 Shares (inclusive of the Shares held directly by Dr. Denner and the Shares that may be deemed to be beneficially owned by Sarissa Capital) representing approximately 5.8% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
For purposes of this Schedule 13D:

Other than the Shares held directly by Dr. Denner, all of the Shares for which Dr. Denner and Sarissa Capital may be deemed to have beneficial ownership are held directly by either Sarissa Capital or by funds and other investment vehicles (the "Sarissa Funds") for which Sarissa Capital serves as the investment advisor. As the investment advisor to the Sarissa Funds, Sarissa Capital has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Shares held by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member, general partner or other control party of the Sarissa Funds, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares held by Sarissa Capital and the Sarissa Funds.
Transactions in the class effected during the past sixty days:
On March 17, 2026, the Sarissa Funds sold 6,725,000 Shares at a weighted average price of $3.0501 per Share in open market transactions, for an aggregate price of $20,511,923.
On March 17, 2026, the Sarissa Funds sold 5,800 Shares at a weighted average price of $3.3084 per Share in open market transactions, for an aggregate price of $19,189.
On March 17, 2026, Dr. Denner was granted 4,451 Shares in his capacity as a director of the Issuer.
The Reporting Persons undertake to provide, upon request by the Staff of the SEC, full information regarding the number of Shares sold at each separate price.
Other than as set forth above, as of 4:00 p.m., Eastern Time, on March 19, 2026, no transactions with respect to Shares were effected during the past sixty (60) days by any of the Reporting Persons.

## Signatures
- Sarissa Capital Management LP: /s/Alexander J. Denner, Ph.D., Alexander J. Denner, Ph.D., Chief Investment Officer (03/19/2026)
- Alexander J. Denner: /s/Alexander J. Denner, Ph.D., Alexander J. Denner, Ph.D., Chief Investment Officer (03/19/2026)